UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 3, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐           Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].
Yes ☐            No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:
•	Press Release dated May 3, 2006.
•	Interim Report to Shareholders for the three months ended March 31, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 3, 2006	By:	/s/”Alison T. Love”

Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge reports first quarter earnings of $190.9 million
     Highlights
•	First quarter adjusted operating earnings increased to $209.5 million

•	Spearhead Pipeline commenced operations March 1, 2006

•	Olympic Pipeline acquisition closed effective February 1, 2006
CALGARY, Alberta, May 3, 2006 — “Results for the first quarter of 2006 met our expectations and leave us positioned to achieve our previously noted full year adjusted operating earnings target of $1.65 to $1.75 per common share,” said Patrick D. Daniel, President and Chief Executive Officer. “Confirming our long standing expectations, crude oil throughput on our mainline system increased significantly during the first quarter of 2006, supporting a number of medium-term Enbridge capacity expansions and new market extensions under development. One of these projects, the Spearhead Pipeline, was placed into service during the quarter delivering Western Canadian crude oil to Cushing, Oklahoma for the first time.”
Mr. Daniel concluded, “Projects like Spearhead Pipeline unlock value for our customers through a narrower heavy oil price differential and for our investors through incremental cash flows. We look forward to the same win-win success with the many other projects we have under development.”
On May 2, 2006, the Enbridge Board of Directors declared quarterly dividends of $0.2875 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2006 to shareholders of record on May 15, 2006.
Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Liquids Pipelines	66.3	53.0
Gas Pipelines	16.0	18.3
Sponsored Investments	20.2	18.4
Gas Distribution and Services	86.0	127.8
International	21.8	18.2
Corporate	(19.4)	(15.1)

	190.9	220.6

Earnings applicable to common shareholders were $190.9 million for the three months ended March 31, 2006, or $0.56 per share, compared with $220.6 million, or $0.66 per share, in 2005. The $29.7 million decrease in earnings reflected a lower contribution from the gas distribution utility as weather in the market area was significantly warmer than normal. Also contributing to the decrease were $11.9 million of dilution gains recorded in the prior year. These factors were partially offset by increased earnings from the Enbridge crude oil mainline system.

Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. This is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value and performance trends.

	Three months ended
(millions of Canadian dollars, except per share amounts)	March 31,
	2006	2005

GAAP earnings as reported	190.9	220.6
Non-operating factors and variances as per table below	18.6	(15.6)

Adjusted Operating Earnings	209.5	205.0

Adjusted Operating Earnings per Common Share	0.62	0.61

Significant after-tax non-operating factors and variances affecting consolidated earnings were as follows:

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Sponsored Investments
Dilution gain on EEP unit issuance	—	4.6
EEP non-cash derivative fair value gains	2.7	—
Gas Distribution and Services
Colder/(warmer) than normal weather affecting EGD	(21.3)	3.7
Dilution gain in Noverco (Gaz Metro unit issuance)	—	7.3

Total significant after-tax non-operating factors and variances increasing/(decreasing) earnings	(18.6)	15.6

Significant operating factors affecting consolidated earnings in 2006 included the following:
•	Enbridge crude oil mainline system earnings were higher primarily due to lower oil losses, higher earnings from the Terrace expansion and the Incentive Tolling Settlement (ITS).
•	Enbridge Gas Distribution earnings were lower in the first quarter of 2006 as the approved regulated rate of return on common equity has decreased and operating and maintenance costs have increased.
•	Corporate costs increased as certain floating interest rate financings were replaced with longer term fixed rate borrowings.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the GAAP earnings volatility caused by exchange rate differences. During the three months ended March 31, 2006, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $5.8 million (2005 — $4.4 million) of incremental cash flows, which were not included in reported earnings.

Liquids Pipelines

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Enbridge System	52.0	38.9
Athabasca System	12.3	12.3
NW System	1.0	1.8
Feeder Pipelines and Other	1.0	—

	66.3	53.0

•	Enbridge System earnings were higher due to lower oil losses compared with the prior year, higher earnings from the Terrace expansion and the ITS.
•	Feeder Pipelines and Other included the positive contributions from the recently acquired interest in Olympic Pipeline, effective February 1, 2006, as well as Spearhead Pipeline, which commenced operations in early March, 2006.
Gas Pipelines

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Alliance Pipeline US	7.3	7.9
Vector Pipeline	4.1	4.4
Enbridge Offshore Pipelines	4.6	6.0

	16.0	18.3

•	Alliance Pipeline US earnings were lower due to the stronger Canadian dollar in the first quarter of 2006 in comparison with the first quarter of 2005.

•	Vector Pipeline earnings were also impacted by the stronger Canadian dollar.
•	Enbridge Offshore Pipelines volumes reached approximately 90% of pre-hurricane levels, however this earnings impact was partially offset by business interruption insurance. The stronger Canadian dollar also reduced earnings.
Sponsored Investments

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Enbridge Income Fund (EIF)	9.3	8.3
Enbridge Energy Partners (EEP)	10.9	5.5
Dilution gains in EEP	—	4.6

	20.2	18.4

•	EEP’s 2006 results improved significantly, despite the stronger Canadian dollar, and reflected considerably higher liquids throughput on the Lakehead System and higher gas margins in the gathering and processing business. The first quarter of 2006 also included $2.7 million (net to Enbridge) of unrealized mark-to-market gains on derivative financial instruments that do not qualify for hedge accounting treatment.
•	EEP issued partnership units in 2005 and because Enbridge did not fully participate in these offerings, dilution gains resulted. There were no unit issuances in the first quarter of 2006.

Gas Distribution and Services

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Enbridge Gas Distribution (EGD)	58.3	91.1
Noverco	13.9	21.9
CustomerWorks/ECS	6.6	6.1
Other Gas Distribution	4.7	4.8
Enbridge Gas New Brunswick	1.8	1.0
Gas Services	1.0	0.9
Aux Sable	1.0	3.2
Other	(1.3)	(1.2)

	86.0	127.8

•	EGD’s distribution volumes and earnings in 2006 were impacted by warmer weather. The weather in Ontario was warmer than normal in Q1 2006 and reduced earnings by $21.3 million whereas weather was colder than normal and increased earnings by $3.7 million in the prior year. EGD earnings were also negatively impacted by a lower regulated rate of return on common equity and higher operating and maintenance costs, partially offset by the positive impact of a higher regulator approved rate base.
•	Noverco earnings in the prior year included a $7.3 million dilution gain from a Gaz Metro LP unit issuance in which Noverco did not participate.
•	Aux Sable earnings were lower despite positive fractionation margins during the first quarter of 2006. Aux Sable entered into an output arrangement effective January 1, 2006, that eliminates substantially all negative earnings variability. Aux Sable now receives a fixed annual fee that also includes upside sharing above a certain fractionation margin level. As the upside sharing is an annual measure, first quarter earnings reflect only the fixed fee portion of the payment. Any upside sharing would be recorded in the fourth quarter, in accordance with accounting rules for revenue recognition.
International

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

CLH	13.3	11.6
OCENSA/CITCol	8.2	8.2
Other	0.3	(1.6)

	21.8	18.2

•	CLH continued to provide earnings growth during the quarter primarily from increased storage revenues as storage volumes held by CLH customers have increased to support the increasing demand for refined products in Spain.
Corporate

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Corporate	(19.4)	(15.1)

•	The increase in Corporate costs was primarily due to higher interest expense as a portion of the Company’s floating rate debt was repaid through the issuance of long-term fixed rate debt.

Conference Call
Enbridge will hold a conference call on May 3, 2006 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) to discuss the first quarter 2006 results. The call can be accessed at 1-866-383-7989 using the access code of 36505809, and will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 14359650; in addition, the webcast replay and transcript will be available on the website, later in the day.
The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,500 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

ENBRIDGE INC.
 HIGHLIGHTS

	Three months ended
(unaudited; millions of Canadian dollars, except per share amounts)	March 31,
	2006	2005

Earnings Applicable to Common Shareholders

Liquids Pipelines	66.3	53.0
Gas Pipelines	16.0	18.3
Sponsored Investments	20.2	18.4
Gas Distribution and Services	86.0	127.8
International	21.8	18.2
Corporate	(19.4)	(15.1)

	190.9	220.6

Cash Flow Data

Cash provided by operating activities before changes in operating assets and liabilities	323.6	368.9
Cash provided by operating activities	714.5	669.6
Expenditures on property, plant and equipment	153.5	83.1
Acquisitions and long-term investments	156.1	103.7
Common share dividends	100.6	86.9

Per Share Information

Earnings per Common Share	0.56	0.66
Diluted Earnings per Common Share	0.56	0.65
Dividends per Common Share	0.2875	0.2500

Shares Outstanding

Weighted Average Common Shares Outstanding (millions)	339.0	336.6
Diluted Weighted Average Common Shares Outstanding (millions)	342.7	340.0

Operating

Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,153	2,032
Barrel miles (billions)	198	172
Average haul (miles)	1,021	938
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,681	1,682
Vector Pipeline	1,153	1,094
Enbridge Offshore Pipelines	2,316	2,661
Gas Distribution and Services[2]
Volumes (billion cubic feet)	170	196
Number of active customers (thousands)	1,823	1,775
Degree day deficiency[3]
Actual	1,666	1,956
Forecast based on normal weather	1,894	1,884

1.	Liquids Pipelines operating highlights include the statistics of the 10.9% owned Lakehead System and other wholly-owned liquid pipeline operations, excluding the Spearhead Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2006	2005

Revenues
Commodity sales	2,705.4	1,930.9
Transportation	583.9	545.5
Energy services	57.4	79.4

	3,346.7	2,555.8

Expenses
Commodity costs	2,592.0	1,769.8
Operating and administrative	254.4	259.4
Depreciation and amortization	146.0	143.3

	2,992.4	2,172.5

	354.3	383.3
Income from Equity Investments	54.8	45.8
Other Investment Income	14.1	36.4
Interest Expense	(138.3)	(135.3)

	284.9	330.2
Income Taxes	(92.3)	(107.9)

Earnings	192.6	222.3
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	190.9	220.6

Earnings Per Common Share	0.56	0.66

Diluted Earnings Per Common Share	0.56	0.65

See accompanying notes to the unaudited consolidated financial statements.
ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2006	2005

Retained Earnings at Beginning of Period	2,098.2	1,840.9
Earnings Applicable to Common Shareholders	190.9	220.6
Common Share Dividends	(100.6)	(86.9)
Dividends Paid to Reciprocal Shareholder	3.1	—

Retained Earnings at End of Period	2,191.6	1,974.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2006	2005

Cash Provided By Operating Activities
Earnings	192.6	222.3
Depreciation and amortization	146.0	143.3
Equity earnings in excess of cash distributions	(34.6)	(28.2)
Gain on reduction of ownership interest	—	(15.6)
Future income taxes	1.6	37.1
Other	18.0	10.0
Changes in operating assets and liabilities	390.9	300.7

	714.5	669.6

Investing Activities
Acquisitions	(101.4)	(42.7)
Long-term investments	(54.7)	(61.0)
Additions to property, plant and equipment	(153.5)	(83.1)
Change in construction payable	(20.9)	14.0

	(330.5)	(172.8)

Financing Activities
Net change in short-term borrowings and short -term debt	(767.6)	(701.8)
Long-term debt issues	500.0	620.1
Long-term debt repayments	—	(296.9)
Non-recourse long-term debt issued by joint ventures	2.0	6.8
Non-recourse long-term debt repaid by joint ventures	(2.6)	(4.3)
Changes in non-controlling interests	(6.1)	(4.5)
Common shares issued	20.1	27.4
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(100.6)	(86.9)

	(356.5)	(441.8)

Increase in Cash and Cash Equivalents	27.5	55.0
Cash and Cash Equivalents at Beginning of Period	153.9	105.5

Cash and Cash Equivalents at End of Period	181.4	160.5

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2006	2005

Assets
Current Assets
Cash and cash equivalents	181.4	153.9
Accounts receivable and other	2,027.3	1,900.3
Inventory	630.7	1,021.4

	2,839.4	3,075.6
Property, Plant and Equipment, net	10,581.5	10,466.6
Long-Term Investments	1,897.8	1,842.8
Receivable from Affiliate	180.1	177.0
Deferred Amounts and Other Assets	922.1	894.2
Intangible Assets	250.0	252.6
Goodwill	391.6	367.2
Future Income Taxes	158.1	134.9

	17,220.6	17,210.9

Liabilities and Shareholders’ Equity
Current Liabilities
Short -term borrowings	415.1	1,074.8
Accounts payable and other	1,748.8	1,624.8
Interest payable	84.6	81.7
Current maturities and short -term debt	737.2	401.2
Current portion of non-recourse long-term debt	69.8	68.2

	3,055.5	3,250.7
Long-Term Debt	6,338.2	6,279.1
Non-Recourse Long-Term Debt	1,617.1	1,619.9
Other Long-Term Liabilities	76.4	91.7
Future Income Taxes	1,037.4	1,009.0
Non-Controlling Interests	698.5	691.0

	12,823.1	12,941.4

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,366.2	2,343.8
Contributed surplus	11.1	10.0
Retained earnings	2,191.6	2,098.2
Foreign currency translation adjustment	(160.7)	(171.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,397.5	4,269.5

	17,220.6	17,210.9

See accompanying notes to the unaudited consolidated financial statements.

SEGMENTED INFORMATION
Three months ended March 31, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	247.8	86.7	62.0	2,947.7	2.5	—	3,346.7
Commodity costs	—	—	—	(2,592.0)	—	—	(2,592.0)
Operating and administrative	(84.8)	(22.4)	(14.9)	(125.4)	(3.2)	(3.7)	(254.4)
Depreciation and amortization	(38.6)	(22.0)	(18.1)	(65.7)	(0.3)	(1.3)	(146.0)

	124.4	42.3	29.0	164.6	(1.0)	(5.0)	354.3
Investment and other income	(0.2)	2.8	20.3	14.4	24.4	7.2	68.9
Interest and preferred share dividends	(23.2)	(18.8)	(15.0)	(48.7)	—	(34.3)	(140.0)
Income taxes	(34.7)	(10.3)	(14.1)	(44.3)	(1.6)	12.7	(92.3)

Earnings applicable to common shareholders	66.3	16.0	20.2	86.0	21.8	(19.4)	190.9

Three months ended March 31, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	211.8	96.5	60.3	2,183.7	3.5	—	2,555.8
Commodity costs	—	—	—	(1,769.8)	—	—	(1,769.8)
Operating and administrative	(74.2)	(21.2)	(13.2)	(140.2)	(4.6)	(6.0)	(259.4)
Depreciation and amortization	(37.2)	(24.2)	(17.5)	(63.1)	(0.3)	(1.0)	(143.3)

	100.4	51.1	29.6	210.6	(1.4)	(7.0)	383.3
Investment and other income	(0.8)	—	20.7	26.6	20.1	15.6	82.2
Interest and preferred share dividends	(24.3)	(21.1)	(15.5)	(44.7)	—	(31.4)	(137.0)
Income taxes	(22.3)	(11.7)	(16.4)	(64.7)	(0.5)	7.7	(107.9)

Earnings applicable to common shareholders	53.0	18.3	18.4	127.8	18.2	(15.1)	220.6

Enbridge Inc.
Management’s Discussion & Analysis
For the Three Months Ended March 31, 2006
Dated May 2, 2006
This Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three months ended March 31, 2006.
Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Liquids Pipelines	66.3	53.0
Gas Pipelines	16.0	18.3
Sponsored Investments	20.2	18.4
Gas Distribution and Services	86.0	127.8
International	21.8	18.2
Corporate	(19.4)	(15.1)

	190.9	220.6

Earnings applicable to common shareholders were $190.9 million for the three months ended March 31, 2006, or $0.56 per share, compared with $220.6 million, or $0.66 per share, for the same period in 2005. The $29.7 million decrease in earnings reflected a lower contribution from the gas distribution utility as weather in the market area was significantly warmer than normal. Also contributing to the decrease were $11.9 million of dilution gains recorded in the prior year. These factors were partially offset by increased earnings from the Enbridge crude oil mainline system.
Certain information provided in this Management’s Discussion and Analysis (MD&A) constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Significant after-tax non-operating factors and variances affecting consolidated earnings were as follows:

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Sponsored Investments
Dilution gain on Enbridge Energy Partners (EEP) unit issuance	—	4.6
EEP non-cash derivative fair value gains	2.7	—
Gas Distribution and Services
Colder/(warmer) than normal weather affecting EGD	(21.3)	3.7
Dilution gain in Noverco (Gaz Metro unit issuance)	—	7.3

Total significant after -tax non -operating factors and variances increasing/(decreasing) earnings	(18.6)	15.6

Significant operating factors affecting consolidated earnings in 2006 included the following:
•	Enbridge crude oil mainline system earnings were higher primarily due to lower oil losses, higher earnings from the Terrace expansion and the Incentive Tolling Settlement (ITS).

•	Enbridge Gas Distribution (EGD) earnings were lower in the first quarter of 2006 as the approved regulated rate of return on common equity has decreased and operating and maintenance costs have increased.

•	Corporate costs increased as floating interest rate debt financings were replaced with longer term fixed rate borrowings.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the GAAP earnings volatility caused by exchange rate differences. During the three months ended March 31, 2006, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $5.8 million (2005 — $4.4 million) of incremental cash flows, which was not included in reported earnings.
RECENT DEVELOPMENTS
Final 2006 Rates Decision — EGD
On February 9, 2006, the Ontario Energy Board (OEB) released its decision relating to EGD’s 2006 rate application. The new rates approved by the OEB’s decision result in an overall increase in rates of approximately 1% for the average residential customer. One key element of the decision included a capital expenditure budget of $300 million, compared with EGD’s request for capital expenditures of approximately $460 million. Average annual capital expenditures incurred over the past five years have been approximately $250 million per year.
The key elements of the OEB’s decision are summarized below.

Approved for 2006

Rate base (millions)	$3,633.6
Deemed common equity for regulatory purposes	35.00%
Rate of return on common equity	8.74%

EGD expects to file its 2007 rate application with the OEB during the first half of 2006.

Market Penetration and Access Strategy — Liquids Pipelines
The Company’s market penetration and access strategy focuses on providing improved access for Canadian crude oil to U.S. markets. The strategy includes initiatives downstream of Chicago to extend economic pipeline paths to new markets and to expand existing capacity upstream of Chicago. The Company made progress during the first quarter of 2006 on two significant components of the market penetration and access strategy, the Southern Access Mainline Expansion and the Spearhead Pipeline.
Southern Access Mainline Expansion
During the first quarter of 2006, the U.S. Federal Energy Regulatory Commission approved an Offer of Settlement with respect to tolls for the Southern Access Expansion. The Settlement allows the Lakehead System, the portion of the mainline owned by EEP in the United States, to recover the costs associated with the 400,000 barrels per day (bpd) Southern Access Expansion through a surcharge in addition to existing base rates. The surcharge will be a transparent cost-of-service-based tariff mechanism that EEP will adjust each year to actual costs and throughput. With the toll design approved, the Company and EEP will continue with permitting and construction with expected phased in-service dates and cumulative volumes of 2007 (44,000 bpd), 2008 (190,000 bpd) and 2009 (400,000 bpd).
In February 2006, Enbridge and EEP received approval from the Canadian Association of Petroleum Producers (CAPP) to increase the proposed diameter of the Southern Access Expansion between Superior, Wisconsin and Chicago, Illinois from 30 inches to 36 inches. In anticipation of significant demand growth, EEP has decided to further increase the new pipeline size to a 42-inch diameter, increasing the estimated capital cost of the Southern Access Expansion by US$137 million to approximately US$1.3 billion (in 2005 dollars). The pipe diameter increase will provide immediate benefits to the project by lowering power costs and will position the system for low-cost future expansion after 2009 to provide a further 800,000 bpd, bringing the total incremental capacity potential into the Chicago hub to 1.2 million bpd over the capacity available today.
Spearhead Pipeline
During March 2006, Spearhead Pipeline commenced delivery of crude oil from Chicago, Illinois to Cushing, Oklahoma. The initial capacity of Spearhead Pipeline is 125,000 bpd and it can be expanded to 190,000 bpd in the near term.
OUTLOOK
Enbridge Offshore Pipelines — Hurricane Update
Enbridge Offshore Pipelines continue to transport approximately 90% of pre-hurricane volumes. Repairs to producer-owned upstream facilities on the Mississippi Canyon corridor and repairs to the Company’s Stingray facilities are ongoing. All repairs are expected to be completed by the end of the second quarter of 2006. Insurance coverage is expected to partially mitigate these temporary volume losses.
Goreway Power Project — Update
Enbridge will not be participating in the previously announced Goreway Power Project. The Company will continue to explore gas-fired generation opportunities that are supported by long-term contracts and improve the utilization of existing assets.

FINANCIAL RESULTS
Liquids Pipelines
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Enbridge System	52.0	38.9
Athabasca System	12.3	12.3
NW System	1.0	1.8
Feeder Pipelines and Other	1.0	—

	66.3	53.0

Earnings were $66.3 million for the three months ended March 31, 2006, compared with $53.0 million for the three months ended March 31, 2005. The increase was mainly due to improved results from the Enbridge System.
Enbridge System earnings were higher due to lower oil losses compared with the prior year, higher earnings from the Terrace expansion and the ITS.
Feeder Pipelines and Other included the positive contributions from the recently acquired 65% joint venture interest in Olympic Pipeline, effective February 1, 2006, as well as Spearhead Pipeline, which commenced operations in early March, 2006.
Gas Pipelines
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Alliance Pipeline US	7.3	7.9
Vector Pipeline	4.1	4.4
Enbridge Offshore Pipelines	4.6	6.0

	16.0	18.3

Earnings were $16.0 million for the three months ended March 31, 2006, compared with $18.3 million for the three months ended March 31, 2005. The decrease was primarily due to the impact of the stronger Canadian dollar.
Alliance Pipeline US and Vector Pipeline earnings were lower due to the stronger Canadian dollar in the first quarter of 2006 in comparison with the first quarter of 2005. Enbridge Offshore Pipelines volumes have reached approximately 90% of pre-hurricane levels, however this earnings impact was partially offset by business interruption insurance. The stronger Canadian dollar also reduced earnings.

Sponsored Investments
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Enbridge Income Fund	9.3	8.3
Enbridge Energy Partners	10.9	5.5
Dilution Gains (EEP)	—	4.6

	20.2	18.4

Earnings for the three months ended March 31, 2006 were $20.2 million compared with $18.4 million in the same period of 2005.
EEP’s 2006 results improved significantly, despite the stronger Canadian dollar, and reflected considerably higher liquids throughput on the Lakehead System and higher gas margins in the gathering and processing business. The first quarter of 2006 also included $2.7 million (net to Enbridge) of unrealized mark-to-market gains on derivative financial instruments that do not qualify for hedge accounting treatment.
EEP issued partnership units in 2005 and, as Enbridge did not fully participate in these offerings, dilution gains resulted. There were no unit issuances in the first quarter of 2006.
Gas Distribution and Services
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Enbridge Gas Distribution	58.3	91.1
Noverco	13.9	21.9
CustomerWorks/ECS	6.6	6.1
Other Gas Distribution	4.7	4.8
Enbridge Gas New Brunswick	1.8	1.0
Gas Services	1.0	0.9
Aux Sable	1.0	3.2
Other	(1.3)	(1.2)

	86.0	127.8

Earnings were $86.0 million for the three months ended March 31, 2006 compared with $127.8 million for the three months ended March 31, 2005. The lower earnings in 2006 were due primarily to decreased earnings from EGD.
EGD’s distribution volumes and earnings in the first quarter of 2006 were impacted by warmer weather. The weather in Ontario was warmer than normal in the first quarter of 2006 and reduced earnings by $21.3 million whereas weather was colder than normal and increased earnings by $3.7 million in the same period in the prior year. EGD earnings were also negatively impacted by a lower regulated rate of return on common equity and higher operating and maintenance costs, partially offset by the positive impact of a higher regulator approved rate base. The lower regulated rate of return on common equity resulted from a decline in the forecast yield for long bonds in 2005, a key determinant of the approved rate of return.
Noverco earnings in the prior year included a $7.3 million dilution gain from a Gaz Metro LP unit issuance in which Noverco did not participate.

Aux Sable earnings were lower despite positive fractionation margins during the first quarter of 2006. Aux Sable entered into an output arrangement effective January 1, 2006, that eliminates substantially all negative earnings variability. Aux Sable now receives a fixed annual fee that also includes upside sharing above a certain fractionation margin level. As the upside sharing is an annual measure, first quarter earnings reflect only the fixed fee portion of the payment. Any upside sharing would be recorded in the fourth quarter, in accordance with accounting rules for revenue recognition.
International
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

CLH	13.3	11.6
OCENSA/CITCol	8.2	8.2
Other	0.3	(1.6)

	21.8	18.2

Earnings for the three months ended March 31, 2006 were $21.8 million, an increase of $3.6 million from the same period in 2005. The increase was due mainly to improved earnings from CLH. CLH continued to provide earnings growth during the quarter primarily from increased storage revenues as storage volumes held by CLH customers have increased to support the increasing demand for refined products in Spain.
Corporate
Costs

	Three months ended
(millions of Canadian dollars)	March 31,
	2006	2005

Corporate	(19.4)	(15.1)

Corporate costs totaled $19.4 million for three months ended March 31, 2006, compared with $15.1 million for the three months ended March 31, 2005. The increase in Corporate costs was primarily due to higher interest expense as a portion of the Company’s floating rate debt was repaid through the issuance of long-term fixed rate debt.
LIQUIDITY AND CAPITAL RESOURCES
The Company expects to generate sufficient cash from operations to fund liabilities as they come due, finance budgeted investing activity and pay common share dividends throughout 2006. The Company also expects to issue additional debt to fund planned capital expenditures in 2006. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.
Operating Activities
Cash from operations for the three months ended March 31, 2006 was $714.5 million compared with $669.6 million for the three months ended March 31, 2005. The increase was due to changes in operating assets and liabilities, primarily driven by a larger decrease in inventory during the first quarter of 2006. This larger decrease was due to higher commodity prices in late 2005 which increased the value of opening inventory which was sold during the first quarter of 2006.
Investing Activities
Cash used for investing activities during the three months ended March 31, 2006 was $330.5 million compared with $172.8 million for the same period in 2005. The increase was due to the Company’s acquisition of a 65% joint venture interest in Olympic Pipeline in 2006 for $101.4 million and increased expenditures on property, plant and equipment in 2006. Expenditures on property, plant and equipment increased from the prior year to support customer additions and system upgrades in EGD and for planned system expansions on the Athabasca Pipeline.
Financing Activities
The Company’s debt to capitalization ratio was 63.0% on March 31, 2006 compared with 64.5% on December 31, 2005. Medium term notes were issued by Enbridge Inc. and EGD during the first quarter of 2006. The proceeds were used primarily to repay short-term borrowings and fund capital expenditures. The use of medium term notes enables the Company to lock in attractive interest rates for longer periods.
Cash used for financing activities during the three months ended March 31, 2006 was $356.5 million compared with $441.8 million for the three months ended March 31, 2005. The decrease reflected lower debt repayments in 2006, partially offset by higher dividends on common shares. The increased dividends resulted from a greater number of shares outstanding and a higher dividend rate compared with the prior year.
CHANGES IN ACCOUNTING POLICIES
Hedges, Financial Instruments – Recognition and Measurement and Comprehensive Income
New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The Company anticipates that the adoption of these standards will result in the recognition of financial instruments and hedging relationships consistent with similar requirements in the U.S., as currently reflected in the Company’s United States Accounting Principles note.
SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of
Canadian dollars,
except per share amounts)	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	3,346.7	2,712.8	1,657.1	1,572.4	2,555.8	2,323.6	1,615.6	2,158.8
Earnings applicable to common shareholders	190.9	174.0	67.8	93.6	220.6	104.8	179.7	248.4
Earnings per common share	0.56	0.52	0.20	0.27	0.66	0.31	0.54	0.74
Diluted earnings per common share	0.56	0.51	0.20	0.27	0.65	0.30	0.54	0.73
Dividends per common share	0.2875	0.2875	0.2500	0.2500	0.2500	0.22875	0.22875	0.22875

[1]	Quarterly Financial Information has been extracted from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.
Revenue fluctuates primarily due to the seasonality of EGD. Typically, revenue peaks in the winter months during the first quarter and, to a lesser extent, in the fourth quarter of the year when higher volumes are sold. Also, EGD’s revenue and earnings are affected by variations in the weather, especially in the winter, when warmer or colder than normal temperatures can result in lower or higher distribution volumes, respectively.
Significant items that impacted the quarterly earnings and revenue, in addition to the seasonal fluctuations described above, were as follows:
•	First quarter earnings in 2006 reflected improved earnings in the Enbridge System more than offset by lower results from EGD, due primarily to warmer than normal weather. Revenues in the first quarter of 2006 were higher due to higher commodity prices and were offset by higher commodity costs.

•	Third quarter earnings in 2005 were negatively impacted by Hurricanes Katrina and Rita and by non-cash losses on the fair value of derivatives in EEP.

•	First quarter earnings in 2005 included dilution gains in EEP and within Noverco.

•	Fourth quarter earnings in 2004 included an additional quarter for EGD and other gas distribution businesses as the consolidation of these businesses changed from quarter lag to calendar year. Although this quarter included six months of earnings from these businesses, the additional quarter (July – September) is seasonally a summer loss quarter, which reduced earnings in the fourth quarter of 2004.

•	Third quarter earnings in 2004 included a $97.8 million gain on the sale of the Company’s investment in AltaGas.

•	Second quarter earnings in 2004 reflected the results of EGD for the period from January 1, 2004 to March 31, 2004 as EGD was consolidated on a quarter lag basis at that time. This period is typically EGD’s largest earnings quarter because it includes the coldest months of the year. Starting in 2005, EGD’s results for this period are consolidated in the Company’s first quarter results.
OUTSTANDING SHARE DATA

Number of Shares

Common Shares – issued and outstanding (voting equity shares)	349,947,319
Preference Shares, Series A (non- voting equity shares)	5,000,000
Total issued and outstanding stock options (7,578,841 vested)	12,205,541

Outstanding share data information is provided as at April 21, 2006.
The Company has a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.
Additional information relating to Enbridge is available on www.sedar.com.

ENBRIDGE INC.
  HIGHLIGHTS

	Three months ended
(unaudited; millions of Canadian dollars, except per share amounts)	March 31,
	2006	2005

Earnings Applicable to Common Shareholders
Liquids Pipelines	66.3	53.0
Gas Pipelines	16.0	18.3
Sponsored Investments	20.2	18.4
Gas Distribution and Services	86.0	127.8
International	21.8	18.2
Corporate	(19.4)	(15.1)

	190.9	220.6

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	323.6	368.9
Cash provided by operating activities	714.5	669.6
Expenditures on property, plant and equipment	153.5	83.1
Acquisitions and long-term investments	156.1	103.7
Common share dividends	100.6	86.9

Per Share Information
Earnings per Common Share	0.56	0.66
Diluted Earnings per Common Share	0.56	0.65
Dividends per Common Share	0.2875	0.2500

Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	339.0	336.6
Diluted Weighted Average Common Shares Outstanding (millions)	342.7	340.0

Operating
Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,153	2,032
Barrel miles (billions)	198	172
Average haul (miles)	1,021	938
Gas Pipelines — Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,681	1,682
Vector Pipeline	1,153	1,094
Enbridge Offshore Pipelines	2,316	2,661
Gas Distribution and Services[2]
Volumes (billion cubic feet)	170	196
Number of active customers (thousands)	1,823	1,775
Degree day deficiency[3]
Actual	1,666	1,956
Forecast based on normal weather	1,894	1,884

1.	Liquids Pipelines operating highlights include the statistics of the 10.9% owned Lakehead System and other wholly-owned liquid pipeline operations, excluding the Spearhead Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2006	2005

Revenues
Commodity sales	2,705.4	1,930.9
Transportation	583.9	545.5
Energy services	57.4	79.4

	3,346.7	2,555.8

Expenses
Commodity costs	2,592.0	1,769.8
Operating and administrative	254.4	259.4
Depreciation and amortization	146.0	143.3

	2,992.4	2,172.5

	354.3	383.3
Income from Equity Investments	54.8	45.8
Other Investment Income	14.1	36.4
Interest Expense	(138.3)	(135.3)

	284.9	330.2
Income Taxes	(92.3)	(107.9)

Earnings	192.6	222.3
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	190.9	220.6

Earnings Per Common Share	0.56	0.66

Diluted Earnings Per Common Share	0.56	0.65

See accompanying notes to the unaudited consolidated financial statements.
ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2006	2005

Retained Earnings at Beginning of Period	2,098.2	1,840.9
Earnings Applicable to Common Shareholders	190.9	220.6
Common Share Dividends	(100.6)	(86.9)
Dividends Paid to Reciprocal Shareholder	3.1	—

Retained Earnings at End of Period	2,191.6	1,974.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2006	2005

Cash Provided By Operating Activities
Earnings	192.6	222.3
Depreciation and amortization	146.0	143.3
Equity earnings in excess of cash distributions	(34.6)	(28.2)
Gain on reduction of ownership interest	—	(15.6)
Future income taxes	1.6	37.1
Other	18.0	10.0
Changes in operating assets and liabilities	390.9	300.7

	714.5	669.6

Investing Activities
Acquisitions	(101.4)	(42.7)
Long-term investments	(54.7)	(61.0)
Additions to property, plant and equipment	(153.5)	(83.1)
Change in construction payable	(20.9)	14.0

	(330.5)	(172.8)

Financing Activities
Net change in short-term borrowings and short-term debt	(767.6)	(701.8)
Long-term debt issues	500.0	620.1
Long-term debt repayments	—	(296.9)
Non-recourse long-term debt issued by joint ventures	2.0	6.8
Non-recourse long-term debt repaid by joint ventures	(2.6)	(4.3)
Changes in non-controlling interests	(6.1)	(4.5)
Common shares issued	20.1	27.4
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(100.6)	(86.9)

	(356.5)	(441.8)

Increase in Cash and Cash Equivalents	27.5	55.0
Cash and Cash Equivalents at Beginning of Period	153.9	105.5

Cash and Cash Equivalents at End of Period	181.4	160.5

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2006	2005

Assets
Current Assets
Cash and cash equivalents	181.4	153.9
Accounts receivable and other	2,027.3	1,900.3
Inventory	630.7	1,021.4

	2,839.4	3,075.6
Property, Plant and Equipment, net	10,581.5	10,466.6
Long-Term Investments	1,897.8	1,842.8
Receivable from Affiliate	180.1	177.0
Deferred Amounts and Other Assets	922.1	894.2
Intangible Assets	250.0	252.6
Goodwill	391.6	367.2
Future Income Taxes	158.1	134.9

	17,220.6	17,210.9

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	415.1	1,074.8
Accounts payable and other	1,748.8	1,624.8
Interest payable	84.6	81.7
Current maturities and short-term debt	737.2	401.2
Current portion of non-recourse long-term debt	69.8	68.2

	3,055.5	3,250.7
Long-Term Debt	6,338.2	6,279.1
Non-Recourse Long-Term Debt	1,617.1	1,619.9
Other Long-Term Liabilities	76.4	91.7
Future Income Taxes	1,037.4	1,009.0
Non-Controlling Interests	698.5	691.0

	12,823.1	12,941.4
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,366.2	2,343.8
Contributed surplus	11.1	10.0
Retained earnings	2,191.6	2,098.2
Foreign currency translation adjustment	(160.7)	(171.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,397.5	4,269.5

	17,220.6	17,210.9

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2005 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 4. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2005 Annual Report.
Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.
Certain comparative amounts have been reclassified to conform to the current year’s presentation.
1. SEGMENTED INFORMATION
Three months ended March 31, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	247.8	86.7	62.0	2,947.7	2.5	—	3,346.7
Commodity costs	—	—	—	(2,592.0)	—	—	(2,592.0)
Operating and administrative	(84.8)	(22.4)	(14.9)	(125.4)	(3.2)	(3.7)	(254.4)
Depreciation and amortization	(38.6)	(22.0)	(18.1)	(65.7)	(0.3)	(1.3)	(146.0)

	124.4	42.3	29.0	164.6	(1.0)	(5.0)	354.3
Investment and other income	(0.2)	2.8	20.3	14.4	24.4	7.2	68.9
Interest and preferred share dividends	(23.2)	(18.8)	(15.0)	(48.7)	—	(34.3)	(140.0)
Income taxes	(34.7)	(10.3)	(14.1)	(44.3)	(1.6)	12.7	(92.3)

Earnings applicable to common shareholders	66.3	16.0	20.2	86.0	21.8	(19.4)	190.9

Three months ended March 31, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	211.8	96.5	60.3	2,183.7	3.5	—	2,555.8
Commodity costs	—	—	—	(1,769.8)	—	—	(1,769.8)
Operating and administrative	(74.2)	(21.2)	(13.2)	(140.2)	(4.6)	(6.0)	(259.4)
Depreciation and amortization	(37.2)	(24.2)	(17.5)	(63.1)	(0.3)	(1.0)	(143.3)

	100.4	51.1	29.6	210.6	(1.4)	(7.0)	383.3
Investment and other income	(0.8)	—	20.7	26.6	20.1	15.6	82.2
Interest and preferred share dividends	(24.3)	(21.1)	(15.5)	(44.7)	—	(31.4)	(137.0)
Income taxes	(22.3)	(11.7)	(16.4)	(64.7)	(0.5)	7.7	(107.9)

Earnings applicable to common shareholders	53.0	18.3	18.4	127.8	18.2	(15.1)	220.6

2.	STOCK-BASED COMPENSATION
During the three months ended March 31, 2006, 1.5 million (2005 — 1.5 million) stock options were issued to employees at a weighted average exercise price of $36.47 (2005 — $31.68). The weighted average grant-date fair value of the fixed stock options granted during the three months ended March 31, 2006 was $6.30 (2005 — $5.30) for each option granted3. Outstanding stock options expire over a period no later than February 27, 2016. The Company has applied the fair-value based method of accounting for stock options granted after January 1, 2003. Under this method, earnings include a compensation charge representing the fair value of options granted in years 2003 through 2006 amortized over the vesting period, with a corresponding increase to contributed surplus.
In addition, the Company granted 117,900 Performance Stock Units (PSUs) (2005 — 113,730) to the Company’s senior officers during the three months ended March 31, 2006. The PSUs granted in 2006 mature on January 1, 2009. Compensation costs for PSUs are accounted for over the three-year period on a mark-to-market basis, whereby a liability and expense are recorded based upon the number of PSUs outstanding, the current market price of the Company’s stock, and the Company’s performance relative to a specified peer group.
If the Company had used the fair-value based method to account for fixed stock options and performance-based options granted in fiscal 2002, earnings and earnings per share would have been as follows.

	Three months ended
	March 31,
(millions of Canadian dollars, except per share amounts)	2006	2005

Earnings applicable to common shareholders
As reported	190.9	220.6
Total stock-based compensation expense[1]	(3.2)	(2.7)
Included as an expense in the statement of earnings[2]	2.6	1.7

Pro forma earnings	190.3	219.6

Earnings per share
As reported	0.56	0.66

Pro forma	0.56	0.66

Diluted earnings per share
As reported	0.56	0.65

Pro forma	0.56	0.65

1.	Total stock-based compensation expense if the fair-value based method to expense all outstanding stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options and performance stock units granted in 2003 through 2006 as a result of the adoption of the fair-value based method on January 1, 2003.

3.	The Black-Scholes model was used to calculate the fair-value of the fixed stock options. Significant assumptions include a risk-free interest rate of 4.15% (2005 — 4.40%) based upon the Government of Canada yield corresponding to the expected term, expected volatility of 19% (2005 — 16%) based upon historical volatility of the Company’s stock, an expected life of 8 years (2005 — 8 years) based upon the Company’s historical data on option exercises and an expected dividend yield of 3.23% (2005 — 3.17%).

3.	POST-EMPLOYMENT BENEFITS
Pension Plans
The Company has three pension plans, which provide either defined benefit or defined contribution pension benefits, or both, for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide non-contributory defined pension benefits and/or non-contributory defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides non-contributory defined benefit pension benefits. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.
Net Pension and OPEB Costs Recognized

	Three months ended
	March 31,
(millions of Canadian dollars)	2006	2005

Benefits earned during the period	10.8	8.1
Interest cost on projected benefit obligations	16.1	15.8
Expected return on plan assets	(21.2)	(18.9)
Amortization of unrecognized amounts	4.0	3.1
Amount charged to Enbridge Energy Partners L.P.	(2.7)	(2.5)

Pension and OPEB costs recognized	7.0	5.6

The above reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension and OPEB costs are $5.7 million for the three month period ended March 31, 2006 (2005 — $4.4 million).
4.	UNITED STATES ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.
Earnings and Comprehensive Income

	Three months ended
	March 31,
(millions of Canadian dollars, except per share amounts)	2006	2005

Earnings under Canadian GAAP	190.9	220.6
Stock -based compensation[1]	—	(6.6)
Tax effect of the above adjustments	—	2.6

Earnings under U.S. GAAP	190.9	216.6
Other Comprehensive Income
Unrealized net gain/(loss) on cash flow hedges[5]	(42.6)	67.2
Foreign currency translation adjustment[5]	11.6	10.4

Comprehensive income	159.9	294.2

Earnings per common share	0.56	0.65

Diluted earnings per common share	0.56	0.64

Financial Position
(millions of Canadian dollars)

	March 31, 2006		December 31, 2005
	Canada	United States	Canada	United States

Cash[6]	181.4	334.7	153.9	153.9
Accounts receivable and other[4,5,6]	2,027.3	2,790.2	1,900.3	1,991.5
Inventory	630.7	751.4	1,021.4	1,021.4
Property, plant and equipment, net[6]	10,581.5	14,175.2	10,466.6	10,466.6
Long-term investments[6]	1,897.8	1,353.3	1,842.8	1,842.8
Deferred amounts and other assets[2,6]	922.1	1,683.3	894.2	2,086.6
Intangible assets[6]	250.0	345.4	252.6	252.6
Goodwill[6]	391.6	791.8	367.2	367.2
Accounts payable and other[1,4,5,6]	1,748.8	2,655.0	1,624.8	1,671.0
Interest payable	84.6	118.2	81.7	81.7
Current portion of non- recourse debt[6]	69.8	96.3	68.2	68.2
Long-term debt[4,5,6]	6,338.2	6,338.9	6,279.1	6,279.8
Non -recourse long-term debt[6]	1,617.1	3,709.1	1,619.9	1,619.9
Other long -term liabilities[6]	76.4	510.0	91.7	91.7
Future income taxes[2,4,5,6]	1,037.4	1,780.3	874.1	2,162.2
Non -controlling interests[6]	698.5	1,815.4	691.0	691.0
Retained earnings	2,191.6	2,104.4	2,098.2	2,027.6
Contributed surplus[1]	11.1	—	10.0	2,218.7
Additional paid-in capital[1]	—	55.0	—	53.9
Foreign currency translation adjustment[5]	(160.7)	—	(171.8)	—
Accumulated other comprehensive loss[5]	—	126.5	—	(95.5)

1.	Stock -based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standard 123 Revised 2004 (FAS 123R), Share Based Payment, on a modified prospective basis for U.S. GAAP purposes. FAS 123R requires the use of the fair value method to measure compensation expense for options and performance stock units issued after January 1, 2006 as well as for the portion of awards for which the requisite service has not been performed that are outstanding as of January 1, 2006. The Company adopted the fair value recognition provisions of the former FAS 123, Share Based Payment, effective January 1, 2003, resulting in the recognition of stock based compensation expense using the fair value method for fixed stock options issued subsequent to that date.

FAS 123R requires the use of the fair value method for awards settled in cash, including the Company’s performance stock units (PSUs). Since there is no strike price for the PSUs , the fair value is the same as the intrinsic value used for Canadian GAAP purposes resulting in no difference in accounting between Canadian and U.S. GAAP. FAS 123R requires the effect of forfeitures to be estimated and recorded at the grant date rather than when forfeitures occur. There is no impact on net income or cash flow as a result of adopting FAS 123R. However, FAS 123R requires the following additional disclosures.

Fixed Stock Options (options in millions, intrinsic value in millions of Canadian dollars)

	Number of Options		Aggregate Intrinsic Value
March 31,	2006	2005	2006	2005

Options Outstanding at end of period	10.6	10.3	99.5	94.7
Options Exercisable at end of period	6.6	5.8	89.0	73.3
There were 0.3 million options (2005 — 0.9 million) exercised during the three month period ended March 31, 2006. The total intrinsic value of those options exercised is $5.1 million (2005 — $12.7 million). Cash received from exercise of options for the three month period ended March 31, 2006 is $7.0 million (2005 — $15.9 million).

Performance Stock Units (units in millions, intrinsic value in millions of Canadian dollars)

	Number of Options		Aggregate Intrinsic Value
March 31,	2006	2005	2006	2005

Units Outstanding at end of period	1.6	2.1	17.5	20.1
Units Exercisable at end of period	1.0	0.8	10.7	9.8
There were 0.5 million options (2005 — 0.4 million) exercised during the three month period ended March 31, 2006. The total intrinsic value of those options exercised is $8.7 million (2005 — $6.4 million). Cash received from exercise of options for the three month period ended March 31, 2006 is $9.0 million (2005 — $7.2 million).

As at March 31, 2006, there was $19.3 million and $7.1 million of unrecognized compensation cost related to the Incentive Stock Option Plan and the PSU Plan, respectively. This is expected to be recognized over a weighted average period of 3.0 years for the Incentive Stock Option Plan and 3.2 years for the PSU Plan.

2.	Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate -regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. A deferred tax liability of $732.7 million (2005 — $700.8 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $601.6 million (2005 — $387.0 million).

3.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if this joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

4.	Financial Instruments

For U.S. GAAP purposes, FAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in current period earnings unless specific hedge accounting criteria are met.

The accounting for changes in the fair value of derivatives held for hedging purposes depends upon their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods.

5.	Accumulated Other Comprehensive Loss

At March 31, 2006, Accumulated Other Comprehensive Loss of $126.5 million consists of an accumulated foreign currency translation balance of $138.2 million (2005 — $118.7 million) and net unrealized losses of $11.7 million (2005 — $49.2 million). For U.S. GAAP purposes the foreign currency translation adjustment balance is classified as a component of Accumulated Other Comprehensive Loss. The fair value of derivative financial instruments that qualify as cash flow hedges are also included in Accumulated Other Comprehensive Loss.

Of the total Accumulated Other Comprehensive Loss of $126.5 million, the Company estimates that approximately $30.0 million, representing unrecognized net losses on derivative activities at March 31, 2006, is expected to be reclassified into earnings during the next twelve months and primarily relates to natural gas supply management.

6.	Consolidation of a Limited Partnership

In June 2005, the U.S. Emerging Issues Task Force (EITF), reached a consensus on EITF issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04 -5), addressing when a general partner, or general partners as a group, control and should therefore, consolidate a limited partnership. Under EITF 04 -5, a sole general partner is presumed to control a limited partnership when certain conditions are met.

Effective January 1, 2006, the Company adopted, without restatement of prior periods, EITF 04-5. As a result of adopting EITF 04-5 the Company is consolidating its 10.9% interest in Enbridge Energy Partners (EEP). The impact of adopting EITF 04-5, for U.S. GAAP purposes as at and for the three months ending March 31, 2006, is outlined below.
Statement of Financial Position

March 31,
(millions of Canadian dollars)	2006

Cash	156.2
Accounts receivable and other	768.5
Inventory	121.6
Property, plant and equipment, net	3,674.0
Deferred amounts and other assets	29.1
Intangible assets	95.4
Goodwill	400.2

5,245.0
Less: Liabilities
Accounts payable and other	906.2
Current portion of non- recourse long -term debt	36.2
Non recourse long-term debt	2,092.0
Other long -term liabilities	451.6
Future income taxes	—
Non -controlling interests	1,116.9

642.1

Elimination of investment in EEP	(642.1)

Net financial position impact	nil

Statement of Earnings

Three months ended
(millions of Canadian dollars)	March 31, 2006

Transportation revenue	2,181.5
Commodity costs	(1,896.3)
Operating and administrative	(115.7)
Depreciation	(37.8)
Investment and other income	` 4.5
Interest expense	(32.3)
Non -controlling interest	(72.3)

31.6
Elimination of EEP investment income	(31.6)

Net earnings impact	nil

Statement of Cash Flows

Three months ended
(millions of Canadian dollars)	March 31, 2006

Operating activities	112.5
Investing activities	(123.5)
Financing activities	62.5

Net cashflow impact	51.5